82-35029

31 October 2008

RECEIVED

2008 OCT 31 A 10:45

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

[redacted]

08005653

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE - WESTFIELD FLAGSHIP OPENS IN LONDON

SUPPL

Attached is a media release in relation to Westfield London.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

PROCESSED
NOV 04 2008
THOMSON REUTERS

Encl.

dlw 10/31

82-35029

Westfield

RECEIVED

2008 OCT 31 A 10:05

30 October 2008

WESTFIELD FLAGSHIP OPENS IN LONDON

LONDON: The Westfield Group (ASX: WDC) today opened its flagship *Westfield London* shopping centre in the heart of West London. The centre, which has opened 99% let, promises to set a new standard for shopping in the UK and Europe, offering a huge range of high quality retailers and public spaces, restaurants, entertainment and customer service in a 'five-star' environment.

The project undertaken with joint venture partner Commerz Real AG is, at 1.6 million square feet (150,000 sq m), London's largest shopping mall. Westfield London cost £1.7 billion (A$4.3 billion) to build with Westfield's share being £1.1 billion (A$2.8 billion) on which it expects a stablised income yield of 5.25% in line with its forecast.

The centre is anchored by leading British retail names such as House of Fraser, Marks & Spencer, Debenhams, Next and Waitrose. It will feature more than 280 shops together with 47 restaurants, bars and casual dining outlets. A 14 screen Cinema de Lux movieplex is expected to open in the second half of 2009.

Many of the retailers, from the UK and around the world, have chosen to open flagship 'concept' stores in the centre.

One of many highlights of the centre is the luxury precinct called The Village, with a number of high-end brands including Louis Vuitton, Dior, Prada, Miu Miu, Tiffany & Co., De Beers and Gucci. This will be the first precinct of its kind in Europe, featuring retailers not seen before in shopping centres.

Westfield London is located in the west of London, approximately three miles from Marble Arch and serving an extensive trade area including high-income suburbs such as Kensington, Holland Park and Notting Hill.

Access to the centre is unparalleled with £170 million (A$435 million) invested in public transport improvements. It is served by three London Underground stations, including the first new station to be built on an existing line in more than 70 years.

There is also a new above-ground railway station, two bus stations, a taxi rank and extensive cycle and pedestrian routes. The centre will also feature a 4,500 space car park with an advanced traffic guidance system to direct shoppers to the nearest available space.

MEDIA RELEASE

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
Contacts: **UK**: Laura Passam T: +44 20 7061 1861 E: laura.passam@westfield-uk.com
Australia: Cheryl Pettinau T: +61 400 773 817 E: cpettinau@au.westfield.com

Westfield London was officially opened by the Mayor of London, Mr Boris Johnson, with Westfield Group chairman Mr Frank Lowy AC and the chief executive of Commerz Real, Mr Hubert Spechtenhauser. This was followed by a spectacular entertainment event in the centre's Atrium led by British pop star Leona Lewis.

Mr Lowy said *Westfield London* was the culmination of almost 50 years of experience in shopping centre development, design, construction, leasing, management and marketing.

"Everything we have learned since Westfield was founded in 1960 has gone into this centre, from the sustainable design and construction through to the high quality retail mix, finishes and first-class services," he said.

"It brings together the best of other premium centres Westfield has built in recent years in some of the world's major cities, such as Sydney with Bondi Junction and Melbourne with Doncaster; in Los Angeles with Century City and Topanga; Silicon Valley with Valley Fair and the San Francisco Centre.

The underlying strength of the London market and the quality of the retailers within the shopping centre underpin Westfield's confidence in its potential.

In addition to the 3.4 million people living in the centre's main trade area, London attracts 25 million domestic and international visitors a year and the capital has for some time outperformed the rest of the UK in retail sales.

Mayor Johnson said: "The new shopping complex expands the centre of Shepherd's Bush and is a fantastic addition to West London with such an incredible variety of top shops and brands under one roof.

"Quality retail developments at the centre of our towns which also provide great indoor and outdoor public spaces are crucial for regeneration and unlocking further investment opportunities that lead to new job creation like we are witnessing here today.

"It is also a tribute to London that Westfield, a major foreign investor, has demonstrated such confidence in our city by investing millions in not one but two major retail developments on each side of town."

Mr Hubert Spechtenhauser, CEO at Commerz Real, said: "Commerz Real are truly delighted that Westfield have been able to deliver such a stunning project for our investors. We have always felt confident about London and its future, although when we embarked on this project in 2002 we could never have imagined how wonderful the finished project would be. It will change the face of retailing in the UK.

Contacts: **UK:** Laura Passam T: +44 20 7061 1861 E: laura.passam@westfield-uk.com
Australia: Cheryl Pettinau T: +61 400 773 817 E: cpettinau@au.westfield.com

"We are also delighted that it is the UK's largest urban regeneration project. With £170 million of infrastructure improvements, its green credentials and attention to sustainability, its environmental credentials are outstanding. The current financial crisis will not last forever and we expect Westfield London to be a huge success for London for decades ahead."

During construction employment on site peaked at 10,000, and the centre will provide 7,000 ongoing retail and other jobs.

Westfield Group has also begun construction on another mall of similar scale and quality in the east of London at Stratford, adjacent to the site of the 2012 Olympics. Westfield Stratford is scheduled to open in mid 2011.

ENDS

For further information about Westfield Group go to:
www.westfield.com/corporate

For further information about *Westfield London* go to:
www.westfield.com/london

Westfield Group

The Westfield Group (ASX: WDC) is an internally managed, vertically integrated shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value in excess of A$60 billion (£24 billion) and is the largest retail property group in the world by equity market capitalisation.

Commerz Real AG

Commerz Real AG is a wholly-owned subsidiary of Commerzbank AG, Germany. With €44 billion in assets under management, it is one of the world's largest real estate asset managers and providers of leasing and investment solutions. Commerz Real focuses on the provision of investment products, such as open-end and closed-end real estate funds, institutional real estate funds, REITs, closed-end funds for ships, aviation, and renewable energy. Furthermore, the spectrum of services includes the area of structured investments, which combines the activities of real estate leasing, big-ticket leasing, and structured financings, as well as equipment leasing.

MEDIA RELEASE

END